				Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September
	2004	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest	$44,637	$43,707	$51,216	$47,020	$46,888	$49,284
Interest applicable to rentals	1,162	771	1,427	1,577	1,638	2,003

Total fixed charges, as defined	$45,799	$44,478	$52,643	$48,597	$48,526	51,287

Preferred dividends, as defined (a)	5,067	5,129	4,373	4,144	4,402	4,442

Combined fixed charges and preferred dividends, as defined	$50,866	$49,607	$57,016	$52,741	$52,928	$55,729

Earnings as defined:

Net Income	$73,497	$62,103	$52,285	$72,106	$59,710	$70,700
Add:
Provision for income taxes:
Total income taxes	37,040	33,952	28,567	35,850	33,240	40,812
Fixed charges as above	45,799	44,478	52,643	48,597	48,526	51,287

Total earnings, as defined	$156,336	$140,533	$133,495	$156,553	$141,476	$162,799

Ratio of earnings to fixed charges, as defined	3.41	3.16	2.54	3.22	2.92	3.17

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.07	2.83	2.34	2.97	2.67	2.92

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.